Exhibit 99.170

A copy of this preliminary short form base shelf prospectus (this “Prospectus”) has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for this Prospectus is obtained from the securities regulatory authorities.

This Prospectus is a base shelf prospectus. This Prospectus has been filed under legislation in each of the provinces and territories of Canada that permit certain information about these securities to be determined after this Prospectus has become final and that permit the omission of that information from this Prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

The securities offered under this Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States of America (the “United States” or “U.S.”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) (“U.S. Persons”) unless exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable state of the United States are available. This Prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. Persons. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of High Tide Inc., at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 8, 2021

High Tide Inc.

$100,000,000
Common Shares
Warrants
Units
Subscription Receipts
Debt Securities

This Prospectus relates to the offering for sale of: (i) common shares (the “Common Shares”); (ii) warrants (the “Warrants”) to purchase other Securities (as defined hereinafter); (iii) units (the “Units”) comprised of one or more of the other Securities; (iv) subscription receipts (the “Subscription Receipts”); and (v) debt securities (the “Debt Securities” and together with the Common Shares, Warrants, Units and Subscription Receipts, collective referred to herein as the “Securities”) by High Tide Inc. (the “Corporation”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $100,000,000. The Securities may be offered for sale separately or in combination with one or more other Securities and may be sold from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices.

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”), including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions”, as such term is defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), whether the Common Shares are being offered for cash, and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (v) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Corporation’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus (except where an exemption from such delivery has been obtained). Each Prospectus Supplement will be incorporated by reference to this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

The Corporation and/or any selling securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, agent or selling securityholder, as the case may be, involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds that we will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices, such as market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX Venture Exchange (the “TSXV”) or other existing trading markets for the Securities), prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

The Corporation’s outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “HITI”, on the on the OTCQB Venture Market (the “OTC”) under the symbol “HITIF” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “2LY”. Effective November 19, 2020, the certain warrants of the Corporation and the Corporation’s unsecured convertible debentures (the “Unsecured Convertible Debentures”) began trading on the TSXV under the symbols “HITI.WT” and “HITI.DB”, respectively. Effective February 25, 2021, the 2021 Warrants (as defined hereinafter) issued pursuant to the Bought Deal Offering (as defined hereinafter) began trading on the TSXV under the symbol “HITI.WR”. The closing price of the Common Shares on the TSXV, OTC, and FSE on April 7, 2021, the last trading date prior to the date of this Prospectus was $0.73, US$0.58, and €0.49 per Common Share, respectively. On April 7, 2021, the last trading date prior to the date of this Prospectus, the closing price of the Unsecured Convertible Debentures on the TSXV was $100 per Unsecured Convertible Debenture and the closing price of HITI.WT and HITI.WR on the TSXV was $0.38, and $0.31 per warrant, respectively. The offering of any Securities under this Prospectus and any Prospectus Supplement is subject to approval of certain legal matters by Garfinkle Biderman LLP.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

An investment in the Securities is subject to a number of risks. See “Risk Factors” herein and in the annual information form of the Corporation dated March 5, 2021 (the “Annual Information Form”) for a more complete discussion of these risks.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

The Corporation’s head and registered office is located at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4.

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects: (i) in the U.S. cannabis industry at large, by virtue of (A) the operations of Valiant Distribution Inc. (“Valiant”) and Valiant Distribution Canada Inc. (“Valiant Canada”), which involve the manufacture and distribution of branded consumption accessories in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, (B) the operations of the Grasscity Entities (as defined hereinafter) and Smoke Cartel USA, Inc. (“Smoke Cartel”), which involve the distribution of consumption accessories (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com and Smokecartel.com, respectively, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, and (ii) the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based cannabidiol (“CBD”) industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws. Approximately 21% of the Corporation’s balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the Controlled Substance Act of 1970 (United States) (the “U.S. CSA”), subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances. The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

The supremacy clause in Article VI of the U.S. Constitution (the “Supremacy Clause”) establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys (the “Sessions Memorandum”) which rescinded previous guidance from the U.S. Department of Justice (“DOJ”) specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum (each, as defined hereinafter). With the Cole Memorandum and the 2014 Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. Mr. Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions’ resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson. The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress (“Congress”) amends the U.S. CSA with respect to medical and/or adult use cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that U.S. federal prosecutors may enforce current U.S. federal law (even in states where the sale and use of cannabis is currently legal under applicable U.S. state laws), or that existing state laws governing cannabis and cannabis-related activities could be repealed or curtailed. Any such occurrence could have a Material Adverse Effect (as defined hereinafter).

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum (as defined hereinafter) and the 2014 Cole Memorandum, discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with ancillary involvement in the U.S. cannabis industry. See “U.S. Cannabis-Related Activities Disclosure”

For the foregoing reasons, the nature of the Corporation’s involvement in the U.S. cannabis industry may subject the Corporation and its subsidiaries to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that such heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the ability of the Corporation and its subsidiaries to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business, operations, and activities of the Corporation and its subsidiaries (the “Business”). See “Risk Factors” in the Annual Information Form for further details.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	7
CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION	9
GENERAL MATTERS	10
FINANCIAL INFORMATION AND CURRENCY PRESENTATION	11
MARKET AND INDUSTRY DATA	11
DOCUMENTS INCORPORATED BY REFERENCE	11
SUMMARY DESCRIPTION OF THE BUSINESS	13
REGULATORY OVERVIEW	21
U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE	26
CONSOLIDATED CAPITALIZATION	33
USE OF PROCEEDS	33
PRIOR SALES	34
TRADING PRICE AND VOLUME	34
DESCRIPTION OF SECURITIES	34
PLAN OF DISTRIBUTION	38
SELLING SECURITYHOLDERS	39
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	40
RISK FACTORS	40
PROMOTER	43
LEGAL MATTERS AND INTERESTS OF EXPERTS	43
EXEMPTIONS	43
AUDITORS, TRANSFER AGENT AND REGISTRAR	43
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	44
CERTIFICATE OF THE CORPORATION	45
CERTIFICATE OF THE PROMOTER	46

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, and documents incorporated by reference herein, contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws and applicable U.S. securities laws. All statements, other than statements of historical facts, included in this Prospectus that addresses activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward-looking statements. In certain cases, forward-looking statements can be identified by the words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this Prospectus and in documents incorporated by reference herein include, or may include, but are not limited to, statements with respect to:

●	the Corporation’s business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;

●	the Corporation’s future growth prospects and intentions to pursue one or more viable business opportunities;

●	the development of the Business and future activities following the date of this Prospectus;

●	expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;

●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally;

●	the impact of the novel coronavirus disease pandemic (“COVID-19”) on the Corporation’s current and future operations;

●	the market for the Corporation’s current and proposed product offerings, as well as the Corporation’s ability to capture market share;

●	the Corporation’s strategic investments and capital expenditures, and related benefits;

●	the distribution methods expected to be used by the Corporation to deliver its product offerings;

●	the competitive landscape within which the Corporation operates and the Corporation’s market share or reach;

●	the performance of the Business;

●	the number of additional cannabis retail store locations the Corporation and/or its subsidiaries proposes to add to the Business;

●	the Corporation’s ability to generate cash flow from operations and from financing activities;

●	the Corporation’s intention to pursue a listing of its Common Shares on the Nasdaq Stock Market (the “Nasdaq Exchange”);

●	the Corporation’s ability to obtain, maintain, and renew or extend, applicable Authorizations (as defined hereinafter), including the timing and impact of the receipt thereof; and

●	the realization of cost savings, synergies or benefits from the Corporation’s recent and proposed acquisitions, and the Corporation’s ability to successfully integrate the operations of any business acquired within the Business.

Forward-looking statements are subject to certain risks and uncertainties. Although management of the Corporation (“Management”) believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Prospectus and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;

●	the Corporation will retain and supplement its board of directors (the “Board”) and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;

●	the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;

●	the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;

●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts business and any other jurisdiction in which the Corporation may conduct business in the future;

●	the Corporation will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;

●	the Corporation will be able to execute on its business strategy as anticipated;

●	the Corporation will be able to meet all applicable requirements necessary to obtain and/or maintain its permits and licences;

●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Corporation or its Business;

●	the Corporation will be able to successfully compete in the cannabis industry; and

●	cannabis prices will not decline materially.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Prospectus and in documents incorporated by reference include:

●	the Corporation’s inability to attract and retain qualified members of Management to grow its Business;

●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;

●	the Corporation’s failure to complete future acquisitions or enter into strategic business relationships;

●	interruptions or shortages in the supply of cannabis from time to time available to support the Corporation’s operations from time to time;

●	unanticipated changes in the cannabis industry in the jurisdictions within which the Corporation may from time to time conduct its business and operations, including he Corporations inability to respond or adapt to such changes;

●	the Corporation’s inability to secure or maintain favourable lease arrangements or the required approvals and permits necessary to conduct its business and operations and meet its targets;

●	the Corporation’s inability to secure desirable retail cannabis store locations on favourable terms; and

●	risks relating to projections of the Corporation’s operations.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements (including those in the documents incorporated herein by reference), and in evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risk Factors”, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Prospectus, and documents incorporated by reference herein, may contain future oriented financial information (“FOFI”) within the meaning of applicable Canadian securities laws and applicable U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation’s activities and results, and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Prospectus, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the Business, and (iii) the Corporation’s ongoing inventory levels, and operating cost estimates. The FOFI or financial outlook contained in this Prospectus, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within this Prospectus, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI or financial outlook contained in this this Prospectus, and in documents incorporated by reference herein. Except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

GENERAL MATTERS

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this “Prospectus” refer to this short form base shelf prospectus, including the documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different than the information contained herein. The information contained on our website is not a part of this Prospectus and is not incorporated by reference into this Prospectus despite any references to such information in this Prospectus or the documents incorporated by reference, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. We are not making an offer of these Securities where the offer is not permitted by law.

Unless otherwise specified or the context otherwise requires, in this Prospectus, (i) all references to the “Corporation”, “High Tide”, “we”, “us” and “our” refer to High Tide Inc., (ii) “Material Adverse Effect” means a material adverse effect on the business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Corporation and its subsidiaries, taken as a whole, and (iii) “Industrial Hemp” means cannabis and any part of that plant (including the seeds thereof), and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis.

We may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of $100,000,000. This Prospectus provides a general description of the Securities that we may offer. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Before purchasing any Securities, prospective investors should carefully read both this Prospectus and the applicable accompanying Prospectus Supplement, together with the additional information provided in the documents incorporated by reference herein as described under the heading “Documents Incorporated by Reference”.

FINANCIAL INFORMATION AND CURRENCY PRESENTATION

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS. Unless otherwise specified or the context otherwise requires, all references to “$”and “dollars” refer to Canadian dollars.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation’s internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also accessible under the Corporation’s issuer profile on SEDAR at www.sedar.com.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the material change report of the Corporation dated November 25, 2020, in respect of the completion of the Arrangement (as such term is defined in the Annual Information Form);

(b)	the material change report of the Corporation dated December 10, 2020, in respect of the settlement of certain debts of the Corporation, in the aggregate amount of $1,220,331;

(c)	the material change report of the Corporation dated December 18, 2020, in respect of the appointment of Omar Khan as Senior Vice President of the Corporation;

(d)	the audited consolidated financial statements of the Corporation for the years ended October 31, 2020 and 2019 and the notes thereto, together with the auditor’s report thereon (the “Annual Financial Statements”);

(e)	the management’s discussion and analysis of the Corporation for the Annual Financial Statements;

(f)	the Annual Information Form;

(g)	the material change report of the Corporation dated February 5, 2021, in respect of announcing the Bought Deal Offering;

(h)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Smoke Cartel Acquisition Agreement (as such term defined in the Annual Information Form);

(i)	the material change report of the Corporation dated February 5, 2021 in respect of the entering into of the OCN Amending Agreement (as such term is defined in the Annual Information Form);

(j)	the material change report of the Corporation dated February 5, 2021, in respect of the Corporation’s intention to pursue an additional listing of the Common Shares the Nasdaq Exchange;

(k)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of a binding asset purchase agreement with Halo Labs Inc.;

(l)	the material change report of the Corporation dated February 5, 2021, in respect of the conversion of certain Unsecured Convertible Debentures totaling $7,365,000;

(m)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Windsor Loan Amending Agreement (as such term is defined in the Annual Information Form);

(n)	the material change report of the Corporation dated February 5, 2021, in respect of the extension of a $2,000,000 loan facility with an arm’s length third party;

(o)	the material change report dated March 3, 2021 in connection with the Corporation closing the Bought Deal Offering;

(p)	the interim financial statements of the Corporation for the three months ended January 31, 2021 and 2019 and the notes thereto (the “Interim Financial Statements”);

(q)	the management’s discussion and analysis of the Corporation for the Interim Financial Statements;

(r)	the material change report of the Corporation dated April 5, 2021 in respect of the appointment of Aman Sood as Chief Operating Officer of the Corporation; and

(s)	the material change report of the Corporation dated April 5, 2021 in respect to the closing of the Smoke Cartel acquisition and the appointment of Sean Geng as Chief Technology Officer of the Corporation.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including certain material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials (as such term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada during the term of this Prospectus are deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by the securities commissions and similar authorities in the provinces and territories of Canada during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of the Corporation’s fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information that the Corporation may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of such Securities.

Any template version of any “marketing materials” (as such terms are defined in NI 41-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

SUMMARY DESCRIPTION OF THE BUSINESS

General

The Corporation is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of consumption accessories. As of the date of this Prospectus, the Corporation is one of the largest cannabis retailers in Canada, with 81 operating retail cannabis locations (including jointly-owned and branded retail store locations) across Canada. As a vertically-integrated company, the Corporation is engaged in the Canadian cannabis market through a portfolio of subsidiaries, including Canna Cabana Inc. (“Canna Cabana”), KushBar Inc. (“KushBar”), and META Growth Corp. (“Meta Growth”) (which together represent the retail segment of the Business), and Valiant Canada and Valiant (which represents the wholesale segment of the Business).

As of the date of this Prospectus, the Corporation operates a total of 80 cannabis retail stores, consisting of (i) 53 cannabis retail stores in the Province of Alberta, (ii) 15 cannabis retail stores in the Province of Ontario, (iii) 3 cannabis retail stores in the Province of Saskatchewan, and (iv) 9 cannabis retail stores in the Province of Manitoba. Each cannabis retail store is operated in accordance with applicable laws, and in particular, in compliance with the applicable consents, licenses, registrations, permits, authorizations, permissions, orders, and/or approvals (collectively, “Authorizations”) required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises (such Authorizations, the “Retail Store Authorizations”). All cannabis and cannabis products offered for sale by the Corporation and its subsidiaries are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

The Corporation is a reporting issuer in Canada, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. The Common Shares are listed on the TSXV, under the trading symbol “HITI”, on the FSE, under the trading symbol “2LY”, and on the OTC, under the trading symbol “HITIF”. Effective November 19, 2020, the Warrants and the Unsecured Convertible Debentures began trading on the TSXV under the symbols “HITI.WT” and “HITI.DB”, respectively. Effective February 25, 2021, the Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbol “HITI.WR”.

History

The Corporation was incorporated under the Business Corporations Act (Alberta) (“ABCA”) on February 8, 2018, under the name “High Tide Ventures Inc.”. Effective October 4, 2018, the Corporation amended its articles of incorporation and changed its name to “High Tide Inc.” Since its inception, the Corporation has grown, both organically and via strategic acquisitions (including, its most recent acquisition of Meta Growth and Smoke Cartel), to emerge as a leader in the evolving cannabis market within Canada. As one of Canada’s largest and fastest-growing retail-focused cannabis companies, the Corporation continues to pursue rapid growth to expand its presence across various jurisdictions in Canada, with its principal business segment focused on the distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba.

Intercorporate Relationships

As at the date of this Prospectus, the Corporation has 10 direct and nineteen indirect, wholly-owned subsidiaries , and 2 indirect, majority-owned subsidiaries. The Corporation also holds a 50% direct interest in Saturninus Partners, a general partnership existing under the laws of the Province of Ontario, and 49% indirect interest in 4 partnerships existing under the laws of the Province of Manitoba.

As at the date of this Prospectus, the Corporation operates the Business through the following material wholly-owned subsidiaries:

●	Valiant Canada, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. (“RGR Canada”) and Famous Brandz Inc. (“Famous Brandz”), both of which were wholly-owned subsidiaries of the Corporation.

●	Canna Cabana, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Canna Cabana Inc. (as constituted at such time, “Old Canna Cabana”) and Canna Cabana (SK) Inc. (“Canna SK”), both of which were wholly-owned subsidiaries of the Corporation.

●	KushBar, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on January 9, 2018.

●	Valiant, a wholly-owned subsidiary of the Corporation incorporated under the laws of the State of Delaware on April 6, 2019.

●	2680495 Ontario Inc., a wholly-owned subsidiary of the Corporation formed incorporated under the Business Corporations Act (Ontario) on February 11, 2019.

●	High Tide Inc. B.V., a wholly-owned subsidiary of the Corporation incorporated under the laws of the Netherlands on November 20, 2018.

●	Meta Growth, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on June 18, 2015.

●	Smoke Cartel, a wholly-owned subsidiary of the Corporation incorporated under the laws of New York.

The following chart sets out the material intercorporate relationships of the Corporation as at the date of this Prospectus:

Note:

1.	Saturninus Partners is a general partnership established in the Province of Ontario, in which the Corporation holds a direct 50% interest.

The following chart sets out the material intercorporate relationships of Meta Growth, a wholly-owned subsidiary of the Corporation, as at the date of this Prospectus:

Below is a summary of the business and operations of the Corporation’s material subsidiaries within the retail and wholesale segments of the Business, as at the date of this Prospectus:

Canna Cabana

Canna Cabana is the successor entity to Old Canna Cabana and Canna SK, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Canna Cabana. Canna Cabana is the Corporation’s primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Canna Cabana operates a retail cannabis chain with 44 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan.

Canna Cabana’s flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings.

Meta Growth

Meta Growth is the Corporation’s secondary retail cannabis business (and its most recently added retail cannabis chain), offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Meta Growth operates 34 branded stores across Canada, in the provinces of Ontario, Manitoba, and Saskatchewan. The Meta Growth retail cannabis chain offers a curated selection of top-shelf quality cannabis and accessories, both online and through retail spaces that are cool, comfortable, and designed to enhance customer experience. Through its network of recreational cannabis retail stores, Meta Growth strives to enable the public to gain knowledgeable access to Canada’s network of persons duly authorized under applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis (such persons, “Licensed Producers”). As of the date of this Prospectus, Meta Growth operates its retail cannabis stores under the brand names “META” and “NewLeaf”, in the provinces of Alberta, Saskatchewan, Ontario, and Manitoba. Meta Growth intends to establish its presence in the Province of British Columbia once it receives the appropriate Authorizations in British Columbia. Any such expansion is subject to obtaining the required Authorizations.

KushBar

KushBar operates a retail cannabis chain with three branded stores operating in the Province of Alberta. Founded in 2018, KushBar is the Corporation’s tertiary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

KushBar’s flagship retail concept is designed to expose customers to a clean and stylish ambiance and offer them a unique, modern customer experience that emphasizes the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, KushBar aims at bringing the KushBar vibe to life, while educating customers and providing them with insight and guidance with respect to its product offerings.

As of the date of this Prospectus, the Corporation has entered into an amended and restated asset purchase agreement dated September 1, 2020 with Halo Labs Inc., pursuant to which the Corporation has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly owned subsidiary of Halo Labs Inc., for aggregate consideration of $5,700,000.

Grasscity Entities

Based in Amsterdam, Netherlands, SJV B.V. and SJV2 B.V. (together, the “Grasscity Entities”) operate Grasscity.com, one of the world’s premier online stores for smoking accessories and cannabis lifestyle products. Established in 2000, Grasscity.com is one of the most searched and visited smoking accessories retailers, with approximately 5,800,000 million site visits annually. Grasscity.com offers an extensive selection of hand-picked smoking accessories and cannabis lifestyle products, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world’s newest online stores selling a wide variety of CBD-focused products to international consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles and CBD smoking accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within those States of the United States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws.

Valiant Canada

Valiant Canada is the successor entity to RGR Canada and Famous Brandz, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Valiant Canada.

As a successor to RGR Canada, Valiant Canada is an established designer and international leader in the manufacture and distribution of high-quality, innovative cannabis accessories. Valiant Canada represents the wholesale segment of the Business, offering a suite of proprietary brands which have over time become well known amongst consumers. Valiant Canada’s proprietary brands include names such as “Atomik”, “Evolution”, “Puff Puff Pass”, “Vodka Glass” and “Zoom Zoom”.

Based in Calgary, Alberta, Valiant Canada’s design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable laws. Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, Valiant Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

As a successor to Famous Brandz, Valiant Canada is also an established leader in the manufacture and distribution of branded smoking accessories and other alternative lifestyle products. Valiant Canada utilizes licensed trademarks associated with leading smoking culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong’s Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded smoking accessories and other alternative lifestyle products. Valiant Canada distributes its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Valiant Canada has established relationships with a wide network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Smoke Cartel

Smoke Cartel is one of the leading online retailers of glass water pipes, vaporizers, consumption accessories, and hemp derived CBD products. Smoke Cartel provides a marketplace with a wide variety of high-quality products, subscription boxes, reliable customer service, and rapid dependable shipping. Smoke Cartel leverages its proprietary marketplace technology to seamlessly connect brands & vendors with its growing customer base built over the last 7 years. Smoke Cartel’s website at www.smokecartel.com offers fast load times and optimizations, making the customer experience quick, seamless, and engaging.

Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by the Corporation as at the date of this Prospectus:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	3	Canna Cabana and NewLeaf
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Brandon, Manitoba	1	Meta Growth
Burlington, Ontario	2	Canna Cabana
Calgary, Alberta	23	Canna Cabana and NewLeaf
Camrose, Alberta	1	KushBar
Canmore, Alberta	1	Canna Cabana
East York, Ontario	1	Canna Cabana
Edmonton, Alberta	7	Canna Cabana and NewLeaf
Fort Saskatchewan, Alberta	1	Canna Cabana
Grande Prairie, Alberta	1	Canna Cabana
Guelph, Ontario	1	Meta Growth
Hamilton, Ontario	1	Canna Cabana
Kitchener, Ontario	1	Meta Growth
Lacombe, Alberta	1	Canna Cabana
Leduc, Alberta	1	NewLeaf
Lethbridge, Alberta	2	Canna Cabana and NewLeaf
Lloydminster, Alberta	1	Canna Cabana
London, Ontario	1	Canna Cabana
Medicine Hat, Alberta	1	KushBar
Morinville, Alberta	1	KushBar
Moose Jaw, Saskatchewan	1	Meta Growth
Morden, Manitoba	1	Meta Growth
Niagara Falls, Ontario	1	Canna Cabana
Opaskwayak Cree Nation, Manitoba	1	Meta Growth
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana
Red Deer, Alberta	1	Canna Cabana
Scarborough, Ontario	1	Meta Growth
St. Albert, Alberta	2	Canna Cabana and NewLeaf
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	5	Canna Cabana and Meta Growth
Waterloo, Ontario	1	Canna Cabana
Whitecourt, Alberta	1	Canna Cabana
Winnipeg, Manitoba	6	Meta Growth

Recent Developments

COVID-19

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic, which has had a profound impact on the global economy. The pandemic has been a rapidly evolving situation throughout the year, which the Corporation has been closely monitoring. Initially, certain provincial and territorial governments in Canada imposed various degrees of temporary lockdown measures forcing non-essential businesses to close during the pandemic, including retail cannabis stores in some jurisdictions, while certain other jurisdictions allowed retail cannabis stores to remain open with certain operational limitations and protocols.

Although the original provincial lockdown measures have since been eased in most areas, there has been a recent trend of stricter lockdown measures being imposed again across various jurisdictions, as a result of the recent increase in COVID-19 cases across Canada. On January 12, 2021, for example, Ontario declared an emergency and issued a stay-at-home order, effective January 14, 2021 as a public health measure. Under the stay-at-home order, retail cannabis stores in the Province of Ontario are able to continue offering curbside pickup and delivery. However, in-store sales are not permitted during this period.

As of the date of this Prospectus, to the knowledge of the Corporation, retail cannabis stores across the provinces of Alberta, British Columbia, and Manitoba remain open allowing for in-store sales with pandemic protocols in place. However, there is a possibility that further lockdown measures could be imposed or extended across one or more provinces and territories of Canada given the recent increase in COVID-19 cases across Canada. Any stay-at-home order in the provinces in which the Corporation and its subsidiaries conduct the Business may have a Material Adverse Effect.

As at the filing date of the Interim Financial Statements, the Corporation’s operations and financial condition were not materially affected by COVID-19, which has largely been due to the Corporation having organized the Business to diversify both its revenue stream geographically (within Canada and other jurisdictions outside of the U.S.), and its product offerings. The Corporation believes that, amid COVID-19, product and revenue stream diversification, combined with its participation in the Canada Emergency Wage Subsidy (“CEWS”), as described below, have allowed it to effectively offset any material, location-specific impact of COVID-19 on the Corporation’s operations and financial condition. In particular, notwithstanding COVID-19-related lockdowns and restrictions (including “curb-side pickup” governmental orders) the Corporation has been able to continue to operate its cannabis retail locations within Canada without prolonged interruption and has been able to source its product offerings without material difficulties.

In light of the evolving nature of the COVID-19 pandemic, the Corporation continues to monitor the impact of COVID-19 on its operations and financial condition on an ongoing basis and intends to supplement its disclosure in future filings, where required under applicable Canadian securities laws, to disclose any material impact of COVID-19 on its operations and financial condition.

Nasdaq Listing

In December 2020, the Corporation announced its intention to pursue an additional listing of the Common Shares the Nasdaq Exchange, as part of its capital markets initiative, with the goal of enhancing shareholder value.

As of the date of this Prospectus, the Corporation has filed a standard-form listing application with the Nasdaq Exchange, in respect of the proposed listing of the Common Shares. The Corporation is required to register the Common Shares under the Securities Exchange Act of 1934, as amended, by filing a registration statement on Form 40-F with the U.S. Securities and Exchange Commission. On March 22, 2021, the Corporation filed the Form 40-F with the U.S. Securities and Exchange Commission.

The Corporation is expected to become a reporting company within the U.S. upon the Form 40-F registration statement being declared effective, which is expected to occur concurrently with the listing on the Nasdaq Exchange. As of the date of this Prospectus, the Corporation continues to work with its Canadian and U.S. legal counsel and has filed the Form 40-F registration statement, subject to there being no delays in the Nasdaq Exchange’s review of listing application. In particular, although the Nasdaq Exchange is expected to begin its review of the Corporation’s listing application, the Corporation has been advised by its U.S. legal counsel that, as a result of normal-course backlogs and delays in the Nasdaq Exchange’s review of listing applications, the Nasdaq Exchange’s complete review process could take up to 5 months.

In order to be listed on the Nasdaq Exchange, the Corporation must meet the Nasdaq Exchange’s minimum listing requirements, one of which requires the Corporation to have the required stockholders equity. The Corporation is currently in the process of assessing its ability to satisfy this requirement together with its Canadian and U.S. legal counsel. In connection with the proposed listing of the Common Shares on the Nasdaq Exchange, the Corporation may be required to undertake a reorganization of its capital structure in order to meet the minimum share price requirements of the Nasdaq Exchange, and may in order to give effect thereto, undertake a consolidation of the issued and outstanding Common Shares, if and to the extent necessary.

Any listing of the Common Shares on the Nasdaq Exchange remains subject to the satisfaction of all applicable listing requirements of the Nasdaq Exchange, and applicable regulatory requirements. There can be no assurance as to the successful listing of the Common Shares on the Nasdaq Exchange, or the timing of any such listing.

Bought Deal Offering

On February 22, 2021, the Corporation completed a bought deal short-form prospectus offering (the “Bought Deal Offering”) of units (each, a “2021 Unit”) (including the exercise in full of the underwriters’ over-allotment option), in connection with which the Corporation issued an aggregate of 47,916,665 2021 Units at a price of $0.48 per 2021 Unit, for aggregate gross proceeds of $22,999,999.20. Each 2021 Units was comprised of one Common Share and one half of one Common Share purchase warrant (each, a “2021 Warrant”). Each whole 2021 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, until February 22, 2024. Effective February 25, 2021, the 2021 Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbols “HITI.WR”.

Smoke Cartel Acquisition

On March 24, 2021, the Corporation completed the acquisition of Smoke Cartel. The acquisition was completed pursuant to the terms of the Smoke Cartel Acquisition Agreement previously announced by the Corporation on January 25, 2021. The Corporation acquired all of the issued and outstanding shares of Smoke Cartel (the “SC Shares”) for US$8,000,000, implying an approximate value of US$0.31 per SC Share.

The consideration was comprised of: (i) 9,540,754 Common Shares, having an aggregate value of US$6,000,000 with each Common Share priced at the 10-day volume weighted average price of the Common Shares on the TSXV immediately prior to the closing of the acquisition (the “Share Consideration”); and (ii) US$2,000,000 in cash (the “Cash Consideration”). As a result of U.S. securities law considerations and negotiations between the parties, certain Smoke Cartel significant shareholders agreed to allow the Cash Consideration to be allocated first to Smoke Cartel's shareholders generally, who were paid fully in cash, using all or a portion of the Cash Consideration.

Pursuant to the Smoke Cartel Acquisition Agreement, 25% of the Share Consideration were placed in escrow for a period of 12 months from date of closing.

Officer Appointments

Effective March 15, 2021, the Corporation appointed Aman Sood as Chief Operating Officer of the Corporation.

March 24, 2021, in connection with the Smoke Cartel acquisition, the Corporation appointed Sean Geng, founder and Chief Technology Officer of Smoke Cartel, as Chief Technology Officer of the Corporation to oversee all information technology and e-commerce initiatives for the Corporation globally.

Potential Acquisitions

Consistent with its past practice and in the normal course, the Corporation may have outstanding non-binding letters of intent and/or conditional agreements, or may otherwise be engaged in discussions with respect to possible acquisitions of, or joint ventures involving, certain complementary businesses which may or may not be material. There can be no assurance that any of these letters, agreements and/or discussions will result in an acquisition or joint venture and, if they do, what the final terms or timing of any acquisition or joint venture would be. The Corporation expects to continue to actively pursue other acquisition, joint venture and investment opportunities.

Non-Canadian Operations

As at the date of this Prospectus, the Corporation conducts operations in the United States through Valiant Canada (the successor to Famous Brandz), Valiant, and Smoke Cartel, within States in which the manufacture and distribution of branded consumption accessories permitted under applicable laws, including the States of Illinois, Michigan, California, and Ohio. In May 2020, the Corporation launched CBDCity.com and began conducting additional operations in the United States through the Grasscity Entities, within States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws. The Corporation also conducts operations in the Netherlands through the Grasscity Entities, in accordance with applicable laws.

REGULATORY OVERVIEW

The following summary is intended to provide a general overview of the primary Canadian federal and provincial laws and regulations in respect of the distribution and sale of adult-use cannabis, cannabis products and cannabis accessories. The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving, with provincial and territorial governments in Canada having taken different approaches to regulating cannabis and cannabis-related activities. The below summary is not intended to be an exhaustive, and does not address the laws and regulations of any other jurisdiction. The Corporation continues to monitor regulatory developments and their impact(s) on the Business, including the Corporation’s proposed plans for further expansion and growth.

Federal Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force in Canada, replacing the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act (“CDSA”) as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting framework for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, which is implemented by the Cannabis Regulations. Among other things, the Cannabis Act:

●	Contains restrictions on the amounts of cannabis that individuals can possess and distribute, on public consumption and use.

●	Prohibits the sale of cannabis unless authorized by the Cannabis Act.

●	Permits individuals 18 years of age or older to cultivate, propagate, and harvest up to and including four (4) cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

●	Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

●	Permits the informational promotion of cannabis in specified circumstances to individuals 18 years of age and older (or any older age specified by applicable provincial legislation).

●	Contains packaging and labelling requirements for cannabis and cannabis accessories.

●	Prohibits the sale of cannabis or cannabis accessories in packaging or with labelling that could be appealing to young persons.

●	Provides the designated Minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

●	Establishes the cannabis tracking and licensing system.

●	Provides powers to designated inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

The Cannabis Regulations, among other things:

●	Provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use.

●	Contain requirements for all cannabis products to be packaged in a tamper-evident and child-resistant manner.

●	Require specified product information on cannabis product labels (such as the name of the party who packaged the products, the product lot number, and the THC and CBD content).

●	Prohibit testimonials, lifestyle branding and packaging that is appealing to youth.

The Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for the purchase and consumption of cannabis. As of the date of this Prospectus, various provincial and municipal governments in Canada have enacted legislation to regulate the storefront and online sale of cannabis produced by Licensed Producers.

Provincial Framework

The following section provides a general overview of the applicable laws and regulations governing the retail sale and distribution of adult-use cannabis, cannabis products and cannabis accessories in the four key provinces within which the Corporation conducts the Business as at the date of this Prospectus.

Alberta

On November 30, 2017, the Government of Alberta passed Bill 26, An Act to Control and Regulate Cannabis (“Bill 26”), introducing the regulatory framework for recreational cannabis sales in Alberta. On June 11, 2018 the Gaming and Liquor Statues Amendment Act, 2018 (“Bill 6”) received Royal Assent, coming into force in the Province of Alberta effective July 14, 2018. Bill 6 introduced several changes intended to modernize the Gaming and Liquor Act (Alberta) (as constituted then) to include cannabis, and better equip the Alberta Gaming, Liquor and Cannabis Commission (formerly, Alberta Gaming, and Liquor Commission) (the “AGLC”) to carry out its expanded mandate. Together, Bill 26 and Bill 6 have amended the Gaming and Liquor Act (Alberta) (renamed the Gaming, Liquor and Cannabis Act) (the “Alberta Cannabis Act”) to govern the purchase, distribution, sale and consumption of recreational cannabis in the Province of Alberta. Effective July 14, 2018, Alberta Regulation 13/2018 (“AR 13/2018”) came into force in the Province of Alberta, amending the Gaming and Liquor Regulation, Alta Reg. 143/96 (now re-named the Gaming, Liquor and Cannabis Regulation (the “Alberta Cannabis Regulations”).

As at the date of this Prospectus, the AGLC is the provincial body responsible for the oversight of the private retail adult-use cannabis industry within the Province of Alberta. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which the AGLC may then either (i) distribute to licensed private retailers for sale from licensed premises, or (ii) sell directly through an online platform operated by the AGLC. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the Alberta Cannabis Act, the Alberta Cannabis Regulations, and the AGLC’s policies and conditions. The Alberta Cannabis Act authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. As of the date of this Prospectus, the Retail Cannabis Store Handbook published by the AGLC (the “AGLC Handbook”) sets out the policies and guidelines of the AGLC related to cannabis retail licences.

The Alberta Cannabis Act prohibits, among other things (i) the online sale of cannabis products by anyone other than the AGLC, (ii) agreements between cannabis licensees and suppliers in respect of the sale or promotion of the supplier’s cannabis, except as provided by the Alberta Cannabis Regulations, (iii) the sale of adult-use cannabis products to an intoxicated person, (iv) the use of certain terms commonly associated with medicine, health or pharmaceuticals (such as, the words “pharmacy”, “dispensary”, “apothecary”, “drug store”, “medicine”, “medicinal”, and “health”) in any signage for a licensed premises or the name of a licensee, and (v) individuals under the age of 18 from entering licensed premises or purchasing, obtaining, or possessing, cannabis. The Alberta Cannabis Act also prohibits the issuance of a cannabis retail licence to an applicant, unless the applicant will conduct the sale of cannabis as a separate business from any other activities of the applicant, and in a location which offers for sale only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items.

The Alberta Cannabis Regulations sets out detailed rules regarding (i) the ownership and operation, and location, of licensed premises, (ii) the staffing, security and safety requirements for licensed premises, and (iii) the process for review and approval of applications for cannabis retail store licences. The Alberta Cannabis Regulations prohibits a licensed premises from being located within 100 meters of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve, provided however, that municipalities may elect to expressly vary such locational restrictions within the applicable land use by-laws.

Previously, the Alberta Cannabis Regulations also prohibited the issuance of a retail cannabis licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. However, effective November 10, 2020, the Alberta Cannabis Regulations were amended to remove this prohibition.

The AGLC Handbook stipulates that cannabis retail stores may only offer for sale cannabis accessories that promote the responsible and legal storage and consumption of cannabis. The AGLC Handbook also stipulates that the majority of sales of a retail cannabis store must be cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed premises. Among others, accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products, and promotional material related to the medical use of cannabis.

Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. As of the date of this Prospectus, some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications, while others have adopted a first-come, first-served approach. Most municipalities have adopted additional separation requirements beyond the requirements stipulated by the Alberta Cannabis Regulations, including, separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive establishments such as schools, hospitals, treatment centres, and/or public parks, subject to discretionary variances (from the prescribed separation distances) which may be granted by a duly appointed development officer, or the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Ontario

On December 12, 2017, the Government of Ontario passed the Cannabis Act, 2017 (Ontario) (the “Ontario Act”), to regulate the use, sale and distribution of adult-use cannabis exclusively through a limited number of government stores controlled by the Ontario Cannabis Store (“OCS”), a subsidiary of the existing Liquor Control Board of Ontario (the “LCBO”). In August 2018, following the Ontario provincial election, the new Government of Ontario changed course, announcing a new hybrid system that permits recreational cannabis to be sold in private retail stores, and online through the Province of Ontario.

On October 17, 2018, Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario (“Bill 36”), received Royal Assent. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (the “Cannabis Control Act”), and the Cannabis Licence Act, 2018 (the “Cannabis Licence Act”), to introduce a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the Government of Ontario released the General Regulation under the Cannabis Licence Act (the “Ontario Cannabis Regulations”), which provides a licensing and regulatory regime for privately-owned and operated cannabis retail stores in the Province of Ontario. Authorized cannabis retail outlets may sell cannabis accessories, such as certain smoking accessories, in the same location as cannabis is sold.

As of the date of this Prospectus:

●	The AGCO has published the Registrar’s Standards for Cannabis Retail Stores, which, among other things, stipulates certain standards and requirements with respect to the advertising and promotional activities, training related to cannabis, security, and certain other matters.

●	The Province of Ontario has set the minimum legal age for possession and consumption of cannabis in Ontario to 19, and permits cannabis smoking or vaping anywhere that permits tobacco smoking or e-cigarettes within the province.

●	The OCS maintains a monopoly on online sales within the Province of Ontario and is the exclusive distributor of cannabis between Licensed Producers and cannabis retailers within the province.

●	Licensed cannabis retail stores within the Province of Ontario (i) are only permitted to offer for sale cannabis products obtained from the OCS, cannabis accessories and items that in some way directly relate to cannabis or its use, and (ii) may not offer for sale any food or drink that is not cannabis related.

The Cannabis Licence Act has established the following types of licences and authorizations: (i) a retail operator licence (the “Retail Store Operator Licence”), (ii) a cannabis retail manager licence (the “Retail Manager Licence”), and (iii) a retail store authorization (the “Retail Store Authorization”). A cannabis retail store may only open for business within the Province of Ontario upon obtaining a Retail Store Authorization in respect of the specific location, with only applicants for or holders of a Retail Store Operator Licence being eligible to apply for a Retail Store Authorization. In addition, any individual acting in a management function within a cannabis retail store, other than the holder of the Retail Store Operator Licence, must possess a Retail Manager Licence.

Each of the Retail Store Authorization, the Retail Store Operator Licence, and the Retail Manager Licence are subject to certain eligibility criteria. For example, Retail Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities in the province that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if the AGCO is not satisfied with the applicant’s ability to exercise sufficient control (directly or indirectly) over its retail cannabis business, including over the premises, equipment and facilities.

Although the Government of Ontario had previously implemented certain limits on the total number of retail cannabis stores permitted in the province, on December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis stores. Effective January 6, 2020, amendments to the Ontario Cannabis Regulations eliminated the lottery process previously implemented to allocate a fixed number of Retail Store Operator Licences, and opened the application process for Retail Store Operator Licences to any interested applicant (instead of only lottery winners). On March 2, 2020, the AGCO revoked the then-existing restrictions on the total number of Retail Store Authorizations permitted in the province (which restrictions, in the period immediately prior to such date, permitted only applicants notified by the AGCO before January 6, 2020 to apply for Retail Store Operator Licence).

The amendments implemented on March 2, 2020 also removed the regional distribution limits within the Province of Ontario, permitting retail cannabis stores to be opened in all municipalities that have not “opted out” of the retail cannabis system. As of the date of this Prospectus, the AGCO has implemented limits on the number of Retail Store Authorizations that a Retail Store Operator may hold, with Retail Store Operator currently permitted to hold up to 30 Retail Store Authorizations. It is anticipated that this cap will be increased to 75 Retail Store Authorizations, effective September 1, 2021.

As of the date of this Prospectus, a corporation is not eligible to be issued a Retail Store Operator Licence if more than 25% of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations).

Saskatchewan

In the Province of Saskatchewan, the Cannabis Control (Saskatchewan) Act (“CCSA”) and the Cannabis Control (Saskatchewan) Regulations (“Saskatchewan Regulations”) establish the regulatory framework for the sale of adult-use cannabis, including the conditions required to obtain retail store and wholesale permits, as well as the conditions under which transfers of such permits are allowed. The Saskatchewan Liquor and Gaming Authority (“SLGA”) is responsible for the oversight of the private retail adult use cannabis industry in the Province of Saskatchewan, including the issuance of private retail licences, private wholesale permits, and the registration of Licensed Producers.

As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan are permitted to sell cannabis, cannabis accessories and ancillary items in standalone storefront locations and deliver within the province using an approved delivery service or common carrier. In the case of online sale, certain requirements apply, which includes the requirement that all sales must be made only to persons of legal age located in the Province Saskatchewan. The SLGA is not directly engaged in the wholesale or retail distribution, or sale, of adult-use cannabis.

As of the date of this Prospectus, the CCSA, among other things:

●	Authorizes the SLGA to establish terms and conditions for cannabis permits, including in respect of the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activity authorized by a cannabis permit.

●	Does not establish requirements for the location of cannabis retail stores, and instead, defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through enacting applicable land use by-laws.

●	Does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers.

●	Prohibits, among other things (i) individuals under the age of 19 from entering licensed premises or purchasing, obtaining, or possessing, cannabis, (ii) the sale of adult-use cannabis products to an intoxicated person, and (iii) the possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared.

As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan (i) may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel, and (ii) may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors.

Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

Manitoba

The Government of Manitoba has implemented a hybrid retail model for adult-use cannabis, governed by the Safe and Responsible Retailing of Cannabis Act (“SRRCA”), which introduced amendments to the Liquor and Gaming Control Act (Saskatchewan) and the Manitoba Liquor and Lotteries Corporation Act (Saskatchewan), and the Manitoba Cannabis Regulation. All cannabis retail locations in Manitoba are operated by licensed private retailers, however, such private retailers must sell cannabis sourced and supplied by the Manitoba Liquor and Lotteries Corporation (“MBLL”). Licensed private retailers in the Province of Manitoba are also authorized to conduct online sales.

The Liquor, Gaming and Cannabis Authority of Manitoba (“LGCA”) is responsible for regulating Manitoba’s cannabis industry, which includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits. Among others, the LGCA is responsible for licensing cannabis stores and distributors in the Province of Manitoba, with its inspectors being responsible for compliance enforcement. The SRRCA includes, among others, provisions that:

●	Grant municipal governments the ability to prohibit retail cannabis sales within their boundaries by holding a plebiscite.

●	Ensure only cannabis grown by Licensed Producers is sold at retail locations.

●	Require all cannabis products sold in the Province of Manitoba are packaged and labelled according to federal requirements.

●	Impose increased penalties for specified offences.

Pursuant to the SRRCA the LGCA may issue the following two categories of retail cannabis licences:

●	The Controlled-Access Licence, which authorizes the operation of a cannabis retail store which does not allow customers to view or access cannabis until after purchase. A licensed premise operated under the Controlled-Access Licence must store cannabis behind a counter or behind shelving with covers to prevent customers from viewing cannabis.

●	The Age-Restricted Licence, which authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering.

Previously, the Province of Manitoba had implemented restrictions on who may apply for a retail cannabis licence and a lottery process to allocate licences. However, effective June 1, 2020, the Province of Manitoba moved to Phase III of its retail cannabis framework, establishing an open market for adult-use cannabis sales. As of the date of this Prospectus, eligible persons and companies may apply to establish a cannabis retail store in any Manitoba community which allows the retail sale of cannabis.

The Cannabis Regulation, 120/2018 (the “Manitoba Cannabis Regulation”) sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. In addition to the Manitoba Cannabis Regulation, retailers must also comply with the Terms and Conditions published by the LGCA.

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

In accordance with Staff Notice 51-352, the below discussion is intended to assist readers in understanding the extent of the Corporation and its subsidiaries’ involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, the Corporation will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and intends to supplement and amend the same to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Although the Corporation’s business activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis-related activities may neither absolve the Corporation and/or its subsidiaries of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Corporation and or its subsidiaries.

Nature of Involvement in the U.S. Cannabis Industry

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a)	in the U.S. cannabis industry at large, by virtue of the operations of Valiant Canada and Valiant, which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws;

(b)	in the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities and Smoke Cartel, which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com and smokecartel.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws;

(c)	in the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of Industrial Hemp-based CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws.

Approximately 21% of the Corporation’s balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

Cannabis is Illegal under U.S. Federal Laws

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the U.S. CSA, subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances, discussed below (see “Limited Exceptions Applicable for Industrial Hemp”). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

Enforcement of U.S. Federal laws is a Significant Risk.

The Supremacy Clause establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

Limited Exceptions Applicable for Industrial Hemp

Prior to December 20, 2018, the cultivation or sale of Industrial Hemp for any purpose in the U.S. without a Schedule I registration with the U.S. Drug Enforcement Agency (“DEA”) was illegal, unless exempted by the 2014 Farm Bill. However, the 2018 Farm Bill, which was signed into law on December 20, 2018, removed Industrial Hemp and CBD from the Schedule I controlled substances list under the U.S. CSA, and established a regulatory framework for the cultivation and sale of Industrial Hemp. An earlier internal directive from the DEA issued to its agents on May 22, 2018, concerning the legality of Industrial Hemp and Industrial Hemp-derived products, confirms the DEA’s view that products and materials made from the cannabis plant (including cannabis extracts), to the extent falling outside the definition of cannabis (marijuana) in the U.S. CSA, are not controlled under the U.S. CSA, and may accordingly be sold and otherwise distributed throughout the U.S. without restriction under the U.S. CSA. However, despite the DEA indicating that it maintains no jurisdiction with regard to activities authorized by the 2014 Farm Bill and/or the 2018 Farm Bill, there remains significant uncertainty as to how other U.S. federal, state and local agencies, as well as financial institutions and service providers, will react to the provisions of the 2018 Farm Bill.

The Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, to the extent that their activities relate to Industrial Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. These different federal, state, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the United States Food and Drug Administration. These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Industrial Hemp and Industrial Hemp-derived CBD products, including, but not limited to barriers arising from, (i) the fact that Industrial Hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing Industrial Hemp and Industrial Hemp-derived CBD, and (iii) the lack of United States Food and Drug Administration approval for CBD as a lawful food ingredient, food additive or dietary supplement.

History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal law, specifically the U.S. CSA. Even in U.S. states that have legalized the use of cannabis and its sale, such activities and certain related activities remain in violation of U.S. federal law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government’s approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the “Cole Memorandum”), which outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states had enacted laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the “2014 Cole Memorandum”).

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the DOJ, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against the Corporation or its subsidiaries, alleging cannabis and cannabis-related violations of U.S. federal law, then the Corporation or its subsidiaries could potentially face (i) the arrest of its employees, directors, officers, managers and investors, (ii) charges of ancillary criminal violations of the U.S. CSA, for aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (iii) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

The Biden Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions’ resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson.

The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Unless and until the Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, any such occurrence could have a Material Adverse Effect.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law (currently the “Leahy Amendment”, but also sometimes referred to as the Rohrabacher-Farr Amendment).

The Leahy Amendment was included in the fiscal year 2019 omnibus appropriations bill signed by former U.S. President, Donald Trump on February 15, 2019, to prevent the U.S. federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. This extended the Leahy Amendment until September 30, 2019. On September 27, 2019, President Trump signed a continuing resolution to fund the government through November 21, 2019 to prevent a government shutdown. On December 20, 2019, the Further Consolidated Appropriations Act, 2020 was passed, which authorizes appropriations to fund the operation of certain agencies in the U.S. federal government through September 30, 2020. Additionally, the U.S. House of Representatives has recently passed a federal appropriations bill for fiscal year 2021 that continues the limitation of federal prosecution, noting that funds from the bill cannot be used by the DOJ to prevent U.S. states from enacting “laws that authorize the use, distribution, possession, or cultivation of medical marijuana.” However, it is uncertain that an appropriations bill will be enacted. s of the date of this Prospectus, the Congress has not completed action on appropriations for fiscal year 2021.

There can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with U.S. state laws. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a U.S. state’s recreational cannabis laws.

Recap and Summary

Cannabis remains illegal under federal law in the U.S. However, despite the current state of U.S. federal law, several U.S. states (including states within which the Corporation might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other U.S. states have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The conflict between U.S. federal law and U.S. state-level laws amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for the Corporation. First, notwithstanding the existence of U.S. state-level laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that the Corporation and its subsidiaries, or industry partners may be in compliance with such U.S. state-level laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, and may affect the Corporation’s reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of the Corporation and its subsidiaries relate to Industrial Hemp, while the Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. If existing applicable state or federal laws in respect of Industrial Hemp in the U.S. are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of the Corporation and its subsidiaries as they relate to Industrial Hemp, any such occurrence could have a Material Adverse Effect.

There can be no guarantee that U.S. state laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities in the U.S. will not limit the applicability of U.S. state laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to the Corporation and its subsidiaries to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on the Corporation’s ability to operate in the U.S.

Ability to Access Capital

The continued development of the Corporation’s U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Corporation’s current business strategy in the U.S. or the Corporation ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. Specifically, given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

In the event that the Corporation raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders of the Corporation could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Prospectus that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to subheadings under the heading “U.S. Cannabis-Related Activities Disclosure”.

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis-Related Activities	Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	See: ● “Nature of Involvement in the U.S. Cannabis Industry”
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “Recap and Summary”
	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.	See: ● “History of Legal Developments in the U.S. Cannabis Industry”
	Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “History of Legal Developments in the U.S. Cannabis Industry” ● “Recap and Summary”
	Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	See: ● “Ability to Access Capital”
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	Approximately 21% of the Corporation’s balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	The Corporation has received legal advice from U.S. attorneys regarding (i) compliance with applicable U.S. state regulatory frameworks and (ii) potential exposure and implications arising from U.S. federal law. The Corporation and its U.S. counsel continue to monitor compliance carefully on an ongoing basis.

U.S. Cannabis Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A
	Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.	N/A
U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
	Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A
U.S. Cannabis Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

The Corporation takes commercially reasonable steps to (i) regularly monitor the development of applicable federal and state laws within the U.S., licensing requirements and regulatory frameworks, (ii) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable laws and permits, and (ii) ensure that all third parties with which the Corporation or its subsidiaries engage in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable state.

The Corporation believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the date of this Prospectus, in compliance with the applicable cannabis regulatory framework in the U.S. states in which it operates.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

The following table sets forth our consolidated capitalization as at the date of our most recently completed financial period, being January 31, 2021, and updated to show changes to our capitalization as at April 7, 2021.

	Authorized	As at January 31, 2021	As at April 7, 2021
Shareholder Equity
Common Shares	Unlimited	477,228,764	655,281,879
Warrants	Unlimited	132,803,744	143,850,355
Options	10% of Issued and Outstanding Common Shares(1)	25,780780	28,982,620
Restricted Share Units	10% of Issued and Outstanding Common Shares(1)	943,579	1,000,000
Debt
Unsecured Convertible Debentures	--	$12,693,333	$9,981,826
Convertible Debentures (Secured)	--	$34,937,500	$14,132,500
Loan Agreements	--	$17,040,000	$17,040,000

Note:

1.	Pursuant to the restricted share unit award plan of the Corporation (the “RSU Plan”), the maximum number of Common Shares that may be issued pursuant to the RSU Plan may not exceed in the aggregate, and together with all of the Corporation’s other security based compensation arrangements and including the stock option plan of the Corporation, 10% of the issued and outstanding Common Shares.

USE OF PROCEEDS

Net Proceeds

The Securities offered by this Prospectus may be offered from time to time at the discretion of the Corporation in one or more series or issuances with an aggregate offering amount not to exceed $100,000,000. The net proceeds derived from the issue of the Securities, or any one of them, under any Prospectus Supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Securities issued under any Prospectus Supplement. The Corporation will set forth information on the use of net proceeds from the sale of Securities offered under this Prospectus in a Prospectus Supplement relating to the specific offering.

Among other potential uses, the Corporation may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions. Management of the Corporation will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Corporation’s actual use of the net proceeds will vary depending on the availability and suitability of investment and development opportunities and its operating and capital needs from time to time.

The Corporation may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

DESCRIPTION OF SECURITIES

The following is a summary of the material attributes and characteristics of the Securities that may be issued from time to time under a Prospectus Supplement, as at the date of this Prospectus. The statements made in this Prospectus relating to the Securities to be issued hereunder are summaries of certain anticipated provisions thereof. The Prospectus Supplement filed in respect of an offering of Securities will describe the material terms of such Securities. For a complete description of the terms of any Securities, prospective investors should also refer to the Corporation’s articles, which are available electronically on SEDAR at www.sedar.com. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of our Common Shares. This summary does not purport to be complete. For full particulars and additional details on our Common Shares, reference should be made to our articles, a copy of which is available on SEDAR at www.sedar.com. Additionally, a more extensive summary of the terms of our Common Shares is provided in the Annual Information Form, which is incorporated herein by reference.

The Corporation is authorized to issue an unlimited number of Common Shares without par value. Each Common Share carries the right to attend and vote at all general meetings of shareholders of the Corporation. As at January 31, 2021, there were 477,228,764 Common Shares issued and outstanding, and as at the date of this Prospectus, there are 655,281,879 Common Shares issued and outstanding, in each case on a non-diluted basis.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one (1) vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Common Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Common Shares. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and there are no restrictions on the issuance of additional Common Shares by the Corporation.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent, or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

We will file a copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants with the relevant securities regulatory authorities in Canada after we have entered into it.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	certain material Canadian tax consequences of owning the Warrants; and

●	any other material terms and conditions of the Warrants.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

We may issue Units comprised of one or more of the other Securities described herein in any combination.

Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	certain material Canadian tax consequences of owning the Securities comprising the Units; and

●	any other material terms and conditions respecting the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement, if any, and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered;

●	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

●	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts, plus any interest earned thereon;

●	certain material Canadian tax consequences of owning the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Debt Securities

The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.

The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between us and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The applicable Prospectus Supplement will include details of the Indenture governing the Debt Securities being offered. We will file a copy of the Indenture relating to an offering of Debt Securities with the relevant securities regulatory authorities in Canada after we have entered into it. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	the price or prices at which the Debt Securities will be issued;

●	any limit on the aggregate principal amount of the Debt Securities;

●	the date or dates, if any, on which the Debt Securities will mature and any available extensions thereof, and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants and events of default applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

●	whether the Debt Securities will be issuable in registered form, bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;

●	the denominations in which registered Debt Securities will be issuable;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	the currency in which the Debt Securities are denominated or the currency in which the Corporation will make payments on the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

●	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for our Common Shares or any of our other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

PLAN OF DISTRIBUTION

We may from time to time during the 25-month period that this Prospectus, including any amendments and supplements thereto, remains valid, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder.

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers, through agents, or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, that we engage in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that we will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, which may include sales made directly on the TSXV or other existing trading markets for the Securities. On June 4, 2020, the Canadian Securities Administrators published final amendments (the “Amendments”) to NI 44-102 and its companion policy that are expected to streamline “at-the-market distributions” in Canada and which came into effective on August 31, 2020. Among other things, the Amendments remove the requirement for issuers to obtain regulatory exemptive relief to complete an “at-the-market distributions” offering by codifying the relief directly in the Amendments.

No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed underwriters for the purposes of applicable Canadian securities legislation, and any such compensation received by them from us and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with us, to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. We may elect to list any of the Securities on one or more exchange, but unless otherwise specified in the applicable Prospectus Supplement, we will not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws. Unless otherwise specified in the applicable Prospectus Supplement, the Securities may not be offered or sold in the U.S. or to, or for the account or benefit of, U.S. persons unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the U.S. or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities in the U.S.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. Any Prospectus Supplement that we file in connection with an offering of Securities by selling securityholders will include the following information: (i) the names of the selling securityholders; (ii) the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder; (iii) the number or amount of Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; (vi) where applicable, the disclosure required by Form 44-101F1 – Short Form Prospectus, and selling securityholders will file a non-issuer’s submission to jurisdiction form with the applicable prospectus supplement; and (vii) all other information that is required to be included in the applicable prospectus supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities.

RISK FACTORS

In this section of the Prospectus, unless the context requires otherwise, references to the “Corporation” include the Corporation and its subsidiaries, taken as a whole.

An investment in Securities is subject to a number of risks, including those set forth herein and in the documents incorporated by reference (including the Annual Information Form, the management’s discussion and analysis of the Corporation for the Annual Financial Statements and the management’s discussion and analysis of the Corporation for the Interim Financial Statements). In addition to the information set out below and the other information contained in this Prospectus, including in the section entitled “Cautionary Note Regarding Forward-Looking Information”, prospective purchasers should carefully consider the risk factors related to the Business set out in the documents incorporated by reference herein, which are specifically incorporated by reference in this Prospectus. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

Prospective investors should carefully consider these risks, in addition to information contained in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. The risks and uncertainties described below or incorporated by reference in this Prospectus are not the only risks and uncertainties faced by the Corporation. Additional risks and uncertainties that the Corporation is not aware of or focused on, or that the Corporation currently deems to be immaterial, may materialize and could have a Material Adverse Effect, could result in a decline in the trading price of the Common Shares, and could cause purchasers to lose all or part of their investment. There can be no assurance that the Corporation will successfully address any or all of these risks. In the event that any one or more of these risks or uncertainties materialize, such occurrence could have a Material Adverse Effect, and could cause prospective purchasers to lose all or part of their investment.

Risks Related to an Offering of Securities

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for our Common Shares will be sustained. If an active or liquid market for our Common Shares fails to be sustained, the prices at which our Common Shares and other Securities trade may be adversely affected. Whether our Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Public Markets and Share Prices

The market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange could be subject to significant fluctuations in response to certain factors including, but not limited to, variations in our operating results and changes in financial markets and general market conditions, including those caused by COVID-19. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange. There can be no assurance of the price at which our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange will trade.

A Positive Return on Securities is Not Guaranteed

There is no guarantee that the Securities offered hereunder will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Additional Financings, Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our issued and outstanding securities from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The continued development of the Corporation will require additional financing. There is no guarantee that the Corporation will be able to achieve its business objectives. The Corporation expects to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of the Corporation’s current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. Specifically, due to the Corporation’s presence in the U.S. cannabis market and given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related activities can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

If additional funds are raised by offering equity securities or convertible debt, existing shareholders of the Corporation could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations.

We have Broad Discretion in the Use of the Net Proceeds

Our Management will have broad discretion with respect to the application of net proceeds received by us from the sale of Securities under this Prospectus and may spend such proceeds in ways that do not improve our results of operations or enhance the value of our Common Shares or our other Securities issued and outstanding from time to time. Any failure by Management to apply these funds effectively could result in financial losses that could have a Material Adverse Effect on our Business or cause the price of our issued and outstanding securities to decline.

Cash Flow from Operations

As at January 31, 2021, the Corporation’s cash and net working capital balances were approximately negative $10,500,000. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation’s other future unsecured debt

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation’s other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of the Corporation’s existing and future secured debt to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Epidemics and Pandemics (including COVID-19)

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Corporation could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this Prospectus, the duration and the immediate and eventual impact of COVID-19 remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the Business and the market for the Common Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Corporation will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

PROMOTER

Other than as described below, no person or company has been a promoter of the Corporation during the two years immediately preceding the date of this Prospectus.

Mr. Raj Grover, the President, Chief Executive Officer, and a director of the Corporation, took the initiative of founding and organizing the Corporation and its business and operations, including the business and operations of certain of its subsidiaries, such as RGR Canada, Smoker’s Corner Ltd., Canna Cabana, and KushBar. Accordingly, Mr. Grover may be considered a promoter of the Corporation within the meaning of applicable Canadian securities laws. For a description of the voting and equity securities of the Corporation held by Mr. Grover, all compensation received by Mr. Grover during the two most recently completed financial years of the Corporation ended October 31, 2020 and 2019, and certain disclosure required under applicable Canadian securities laws in respect of bankruptcies, cease trade orders, and other penalties or sanctions, please see the Annual Information Form, which is specifically incorporated by reference in this Prospectus, and accessible on the Corporation’s issuer profile on SEDAR at www.sedar.com.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offer of Securities, certain legal matters relating to the issue and sale of the Securities will be passed upon on our behalf by Garfinkle Biderman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

As of the date of this Prospectus, the partners and associates of Garfinkle Biderman LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 17, 2021, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Corporation are Ernst & Young LLP, who have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

The transfer agent and registrar for the Common Shares, Warrants and Unsecured Convertible Debentures is Capital Transfer Agency, ULC at its principal offices in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment or, in the case of a non-fixed price offering, within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. However, purchasers of Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, a Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, a Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of Securities which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which Securities which are convertible, exchangeable or exercisable into other securities of the Corporation are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. However, original Canadian purchasers of Securities which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation following the issuance of such other securities of the Corporation to such original purchasers upon the conversion, exchange or exercise of such Securities.

The contractual right of rescission will entitle such original purchasers to receive the amount paid for the applicable Securities and any additional amount paid by such original purchasers on conversion, exchange or exercise upon surrender of the underlying securities of the Corporation issued upon the conversion, exchange or exercise of such Securities, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment contains a misrepresentation, provided that: (a) the conversion, exchange or exercise takes place within 180 days of the date of the purchase under this Prospectus of such Securities which are convertible, exchangeable or exercisable; and (b) the right of rescission is exercised within 180 days of the date of the purchase under this Prospectus of such Securities which are convertible, exchangeable or exercisable. This contractual right of rescission will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law.

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CERTIFICATE OF THE CORPORATION

Dated: April 8, 2021.

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

“Harkirat (Raj) Grover”	“Rahim Kanji”
Harkirat (Raj) Grover	Rahim Kanji
Chief Executive Officer	Chief Financial Officer

On behalf of the Board

“Arthur Kwan”	“Nitin Kaushal”
Arthur Kwan	Nitin Kaushal
Director	Director

CERTIFICATE OF THE PROMOTER

Dated: April 8, 2021.

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

“Harkirat (Raj) Grover”
Harkirat (Raj) Grover